Exhibit 99.1

February 18, 2021

Globant Reports 2020 Fourth Quarter and Full Year Financial Results

Solid End to the Year and Robust Outlook

Fourth quarter revenues of $232.6 million, up 26.2% year-over-year

IFRS Diluted EPS of $0.46 for the fourth quarter

Non-IFRS Diluted EPS of $0.70 for the fourth quarter

Luxembourg / February 18, 2021 - Globant (NYSE: GLOB), a digitally native technology services company, today announced results for the three months and year ended December 31, 2020.

Please see highlights below, including certain Non-IFRS measures. Note that reconciliations between Non-IFRS financial measures and IFRS operating results are disclosed at the end of this press release.

Fourth quarter 2020 highlights

•	Revenues rose to $232.6 million, representing 26.2% year-over-year growth compared to the fourth quarter of 2019.
•	IFRS Gross Profit margin was 38.2% compared to 37.9% in the fourth quarter of 2019.
•	Non-IFRS Adjusted Gross Profit Margin was 39.6% compared to 39.9% in the fourth quarter of 2019.
•	IFRS Profit from Operations Margin was 11.7% compared to 10.9% in the fourth quarter of 2019.
•	Non-IFRS Adjusted Profit from Operations Margin was 16.3% compared to 16.5% in the fourth quarter of 2019.
•	IFRS Diluted EPS was $0.46 compared to $0.35 in the fourth quarter of 2019.
•	Non-IFRS Adjusted Diluted EPS was $0.70 compared to $0.64 in the fourth quarter of 2019.

Full year ended December 31, 2020 highlights

•	Revenues rose to $814.1 million, representing 23.5% year-over-year growth.
•	IFRS Gross Profit margin was 37.4% compared to 38.5% for the full year 2019.
•	Non-IFRS Adjusted Gross Profit Margin was 39.1% compared to 40.4% for the full year 2019.
•	IFRS Profit from Operations Margin was 10.3% compared to 12.2% for the full year 2019.
•	Non-IFRS Adjusted Profit from Operations Margin was 15.2% compared to 17.0% for the full year 2019.
•	IFRS Diluted EPS was $1.37 compared to $1.43 for the full year 2019.
•	Non-IFRS Adjusted Diluted EPS was $2.45 compared to $2.29 for the full year 2019.

Other Metrics as of and for the quarter ended December 31, 2020

•	Cash and cash equivalents and current investments were $298.2 million as of December 31, 2020, an increase of $215.7 million from $82.5 million as of December 31, 2019. As of December 31, 2020, we had $25 million drawn on our credit facility.
•	Globant completed the fourth quarter with 16,251 Globers, 15,290 of whom were technology, design and innovation professionals.
•	The geographic revenue breakdown for the fourth quarter was as follows: 65.9% from North America (top country: US), 24.3% from Latin America and others (top country: Argentina) and 9.8% from Europe (top country: Spain).
•	In terms of currencies, 85.8% of Globant's revenues for the fourth quarter were denominated in US dollars.
•	During the year ended December 31, 2020, Globant served a total of 798 customers and continued to increase its wallet share, having 129 accounts with more than $1 million of annual revenues, compared to 107 for the same period one year ago.
•	Globant's top customer, top five customers and top ten customers represented 10.7%, 30.0% and 42.9% of fourth quarter revenues, respectively.

“2020 was a very challenging year for the whole world, but at the same time it brought an amazing opportunity for us, as more organizations faced the need for profound transformation. We kept pushing the boundaries of our industry, bringing more value to our customers and helping them reinvent themselves. In this context, we delivered a robust 23.5% year over year revenue growth in 2020”, said Martín Migoya, Globant's CEO and co-founder. “With our Studios and our AI-accelerators, we will continue to bring together strategy, sustainable business models, digital trends, AI and inclusive culture to unleash our customers’ potential.”

“Our future-centric vision means putting sustainability at the forefront to deliver digital and cognitive transformations. This vision puts a focus on rethinking business models with our clients”, Migoya added. “On this line, we took a step further in December, as we announced the acquisition of consultancy-firm Bluecap, which will be key to help us reinforce our strategic capabilities worldwide.”

“I am very satisfied with our overall results for the fourth quarter and full year 2020. We started the year on very strong footing, but faced some challenges from COVID-19 during the first half of the second quarter of 2020. However, since then, the demand environment and our overall business continued to improve throughout the rest of 2020, and we ended the year at a robust 23.5% year over year revenue growth, ahead of market expectations. In addition, our hiring remains strong, our attrition remains at historic lows, and our adjusted operating margins are trending back up. All this bodes well for a very positive 2021,” explained Juan Urthiague, Globant's CFO.

2021 First Quarter and Full Year Outlook

Based on current market conditions, Globant is providing the following estimates for the first quarter and the full year of 2021:

•	First quarter 2021 Revenues are estimated to be at least $258 million, implying at least 34.7% year-over-year growth.
•	First quarter 2021 Non-IFRS Adjusted Profit from Operations Margin is estimated to be in the range of 15%-17%.
•	First quarter 2021 Non-IFRS Adjusted Diluted EPS is estimated to be at least $0.79 (assuming an average of 41.2 million diluted shares outstanding during the first quarter).
•	Fiscal year 2021 Revenues are estimated to be at least $1,047 million, implying at least 28.6% year-over-year revenue growth.
•	Fiscal year 2021 Non-IFRS Adjusted Profit from Operations Margin is estimated to be in the range of 15%-17%.
•	Fiscal year 2021 Non-IFRS Adjusted Diluted EPS is estimated to be at least $3.20 (assuming an average of 41.5 million diluted shares outstanding during 2021).

Conference Call and Webcast

Martín Migoya and Juan Urthiague will discuss the full year and fourth quarter 2020 results in a conference call today beginning at 4:30pm ET.

Video conference call access information is:

https://more.globant.com/F4Q20EarningsCall

Webcast http://investors.globant.com/

About Globant (NYSE:GLOB)

We are a digitally native company where innovation, design and engineering meet scale. We use the latest technologies in the digital and cognitive field to empower organizations in every aspect.

We have more than 16,200 employees and are present in 16 countries working for companies like Google, Rockwell Automation, Electronic Arts and Santander, among others.

We were named a Worldwide Leader in CX Improvement by IDC MarketScape report. We were also featured as a business case study at Harvard, MIT, and Stanford. We are a member of the Cybersecurity Tech Accord.

For more information, please visit www.globant.com

Non-IFRS Financial Measures

While the financial figures included in this press release have been computed in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting” nor a financial statement as defined by International Accounting Standards 1 “Presentation of Financial Statements”. The financial information in this press release has not been audited.

Globant provides non-IFRS financial measures in addition to reported IFRS results prepared in accordance with IFRS. Management believes these measures help illustrate underlying trends in the company's business and uses the non-IFRS financial measures to establish budgets and operational goals, communicated internally and externally, for managing the company's business and evaluating its performance. The company anticipates that it will continue to report both IFRS and certain non-IFRS financial measures in its financial results, including non-IFRS measures that exclude share-based compensation expense, depreciation and amortization, impairment of non-financial assets, acquisition-related charges and COVID-19 related expenses. Because the company's non-IFRS financial measures are not calculated according to IFRS, these measures are not comparable to IFRS and may not necessarily be comparable to similarly described non-IFRS measures reported by other companies within the company's industry. Consequently, Globant’s non-IFRS financial measures should not be evaluated in isolation or supplant comparable IFRS measures, but, rather, should be considered together with its consolidated statements of financial position as of December 31, 2020 and 2019 and its consolidated statement of comprehensive income for the three months and year ended December 31, 2020 and 2019, prepared in accordance with IFRS as issued by IASB.

Globant is not providing a quantitative reconciliation of forward-looking Non-IFRS Adjusted Profit from Operations Margin or Non-IFRS Adjusted Diluted EPS to the most directly comparable IFRS measure because it is unable to predict with reasonable certainty the ultimate outcome of certain significant items without unreasonable effort. These items include, but are not limited to, share-based compensation expense, impairment of non-financial assets, acquisition-related charges and COVID-19 related expenses. These items are uncertain, depend on various factors, and could have a material impact on IFRS reported results for the guidance period.

Forward Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding our future financial and operating performance, including our outlook and guidance, and our strategies, priorities and business plans. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Factors that could impact our actual results include: the impact and duration of the COVID-19 pandemic; our ability to maintain current resource utilization rates and productivity levels; our ability to manage attrition and attract and retain highly-skilled IT professionals; our ability to accurately price our client contracts; our ability to achieve our anticipated growth; our ability to effectively manage our rapid growth; our ability to retain our senior management team and other key employees; our ability to continue to innovate and remain at the forefront of emerging technologies and related market trends; our ability to retain our business relationships and client contracts; our ability to manage the impact of global adverse economic conditions; our ability to manage uncertainty concerning the instability in the current economic, political and social environment in Latin America; and other factors discussed under the heading “Risk Factors” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission and any other risk factors we include in subsequent reports on Form 6-K.

Because of these uncertainties, you should not make any investment decisions based on our estimates and forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Globant S.A.

Consolidated Statement of Comprehensive Income

(In thousands of U.S. dollars, except per share amounts, unaudited)

	Year ended		Three months ended
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Revenues	814,139	659,325	232,636	184,306
Cost of revenues	(509,812)	(405,164)	(143,723)	(114,501)
Gross profit	304,327	254,161	88,913	69,805

Selling, general and administrative expenses	(217,222)	(172,478)	(61,972)	(50,195)
Net impairment losses on financial assets	(3,080)	(228)	445	388
Other operating expense, net	(83)	(720)	(83)	—
Profit from operations	83,942	80,735	27,303	19,998

Finance income	1,920	958	543	330
Finance expense	(10,430)	(6,653)	(2,991)	(2,545)
Other financial results, net	3,601	(5,894)	1,429	(495)
Financial results, net	(4,909)	(11,589)	(1,019)	(2,710)

Share of results of investment in associates	(622)	(224)	(247)	(41)

Other income and expenses, net	(1,887)	110	1,737	75
Profit before income tax	76,524	69,032	27,774	17,322

Income tax	(22,307)	(15,017)	(9,085)	(3,869)
Net income for the year / period	54,217	54,015	18,689	13,453

Other comprehensive income (loss) net of income tax effects
Items that may be reclassified subsequently to profit and loss:
- Exchange differences on translating foreign operations	(398)	(400)	2,141	558
- Net change in fair value on financial assets measured at FVOCI	—	(373)	—	(1)
- Gains and losses on cash flow hedges	281	352	1,129	586
Total comprehensive income for the year / period	54,100	53,594	21,959	14,596

Net income attributable to:
Owners of the Company	54,217	54,015	18,689	13,453
Non-controlling interest	—	—	—	—
Net income for the year / period	54,217	54,015	18,689	13,453

Total comprehensive income for the year attributable to:
Owners of the Company	54,100	53,594	21,959	14,596
Non-controlling interest	—	—	—	—
Total comprehensive income for the year / period	54,100	53,594	21,959	14,596

Earnings per share
Basic	1.41	1.48	0.47	0.36
Diluted	1.37	1.43	0.46	0.35
Weighted average of outstanding shares (in thousands)
Basic	38,515	36,586	39,713	36,897
Diluted	39,717	37,674	40,914	37,985

Globant S.A.

Consolidated Statements of Financial Position as of December 31, 2020 and December 31, 2019

(In thousands of U.S. dollars, unaudited)

	December 31, 2020	December 31, 2019
ASSETS
Current assets
Cash and cash equivalents	278,939	62,721
Investments	19,284	19,780
Trade receivables	196,020	156,676
Other assets	8,146	13,439
Other receivables	31,633	19,308
Other financial assets	1,577	4,527
Total current assets	535,599	276,451

Non-current assets
Trade receivables	5,644	—
Investments	615	418
Other assets	6,954	7,796
Other receivables	9,629	8,810
Deferred tax assets	41,507	26,868
Investment in associates	3,154	3,776
Other financial assets	15,147	1,683
Property and equipment	101,027	87,533
Intangible assets	86,721	27,110
Right-of-use asset	90,010	58,781
Goodwill	392,760	188,538
Total non-current assets	753,168	411,313
TOTAL ASSETS	1,288,767	687,764

LIABILITIES
Current liabilities
Trade payables	35,266	31,487
Payroll and social security taxes payable	111,881	72,252
Borrowings	907	1,198
Other financial liabilities	19,822	8,937
Lease liabilities	15,358	19,439
Tax liabilities	11,804	7,898
Income tax payable	10,511	4,612
Other liabilities	81	368
Total current liabilities	205,630	146,191

Non-current liabilities
Trade payables	5,240	5,500
Borrowings	25,061	50,188
Other financial liabilities	74,376	1,617
Lease liabilities	72,240	41,924
Deferred tax liabilities	13,698	1,028
Provisions for contingencies	12,583	2,602
Total non-current liabilities	203,198	102,859
TOTAL LIABILITIES	408,828	249,050

Capital and reserves
Issued capital	47,861	44,356
Additional paid-in capital	541,157	157,537
Other reserves	(2,674)	(2,557)
Retained earnings	293,595	239,378
Total equity attributable to owners of the Company	879,939	438,714
TOTAL EQUITY AND LIABILITIES	1,288,767	687,764

Globant S.A.

Supplemental Non-IFRS Financial Information

(In thousands of U.S. dollars, unaudited)

	Year ended		Three months ended
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Reconciliation of adjusted gross profit
Gross Profit	304,327	254,161	88,913	69,805
Depreciation and amortization expense	9,759	7,350	2,430	2,369
Share-based compensation expense	4,109	4,976	690	1,309
Adjusted gross profit	318,195	266,487	92,033	73,483
Adjusted gross profit margin	39.1%	40.4%	39.6%	39.9%

Reconciliation of selling, general and administrative expenses
Selling, general and administrative expenses	(217,222)	(172,478)	(61,972)	(50,195)
Depreciation and amortization expense	22,691	16,905	7,232	4,393
Share-based compensation expense	20,519	14,912	4,516	4,541
Acquisition-related charges (a)	10,096	9,571	3,969	4,121
COVID-19-related charges (b)	(613)	—	—	—
Adjusted selling, general and administrative expenses	(164,529)	(131,090)	(46,255)	(37,140)
Adjusted selling, general and administrative expenses as % of revenues	(20.2)%	(19.9)%	(19.9)%	(20.2)%

Reconciliation of Adjusted Profit from Operations
Profit from Operations	83,942	80,735	27,303	19,998
Share-based compensation expense	24,628	19,888	5,206	5,850
Impairment of tax credits	(8)	—	—	—
Acquisition-related charges (a)	12,754	10,695	5,451	4,631
COVID-19-related charges (b)	2,582	—	(169)	—
Impairment of assets	83	673	83	(47)
Adjusted Profit from Operations	123,981	111,991	37,874	30,432
Adjusted Profit from Operations margin	15.2%	17.0%	16.3%	16.5%

Reconciliation of Net income for the period
Net income for the period	54,217	54,015	18,689	13,453
Share-based compensation expense	24,628	19,888	5,206	5,850
Impairment of tax credits	(8)	—	—	—
Acquisition-related charges (a)	15,796	11,518	4,733	4,970
COVID-19-related charges (b)	2,582	—	(169)	—
Impairment of assets	83	673	83	(47)
Adjusted Net income	97,298	86,094	28,542	24,226
Adjusted Net income margin	12.0%	13.1%	12.3%	13.1%

Calculation of Adjusted Diluted EPS
Adjusted Net income	97,298	86,094	28,542	24,226
Diluted shares	39,717	37,674	40,914	37,831
Adjusted Diluted EPS	2.45	2.29	0.70	0.64

(a)	Acquisition-related charges include, when applicable, amortization of purchased intangible assets included in depreciation and amortization expense line on our consolidated statements of comprehensive income, external deal costs, acquisition-related retention bonuses, integration costs, changes in the fair value of contingent consideration liabilities, charges for impairment of acquired intangible assets and other acquisition-related costs. We cannot provide acquisition-related charges on a forward-looking basis without unreasonable effort as such charges may fluctuate based on the timing, size, and complexity of future acquisitions as well as other uncertainty inherent in mergers and acquisitions.

(b)	COVID-19 related charges include, when applicable, bad debt provision related to the effect of COVID-19 on our customers' businesses, donations and other expenses directly attributable to the pandemic that are both incremental to charges incurred prior to the outbreak and not expected to recur once the crisis has subsided and operations return to normal and clearly separable from normal operations. Moreover, these charges also include rent concessions that we were granted due to the pandemic environment.

Globant S.A.

Schedule of Supplemental Information (unaudited)

Metrics	Q4 2019	Q1 2020	Q2 2020	Q3 2020	Q4 2020

Total Employees	11,855	12,538	12,333	14,340	16,251
IT Professionals	11,021	11,755	11,573	13,436	15,290

North America Revenues %	75.0	74.5	72.8	70.0	65.9
Latin America and Others Revenues %	20.0	19.5	20.8	22.4	24.3
Europe Revenues %	5.0	6.0	6.4	7.6	9.8

USD Revenues %	86.7	86.8	87.0	84.5	85.8
Other Currencies Revenues %	13.3	13.2	13.0	15.5	14.2

Top Customer %	11.7	11.7	10.7	10.8	10.7
Top 5 Customers %	27.0	29.1	31.9	32.2	30.0
Top 10 Customers %	38.5	41.0	44.9	45.0	42.9

Customers Served (Last Twelve Months)	822	876	805	893	798
Customers with >$1M in Revenues (Last Twelve Months)	107	112	113	118	129

Investor Relations Contact:

Paula Conde & Amit Singh, Globant

investors@globant.com

+1 (877) 215-5230

Media Contact:

Wanda Weigert, Globant

pr@globant.com

+1 (877) 215-5230

Source: Globant